Filed pursuant to Rule 424(b)(3)
Registration No. 333-222967

PROSPECTUS SUPPLEMENT NO. 3

750,002 Common Shares

Auris Medical Holding AG

Common Shares

_______________

This Prospectus Supplement No. 3 (this “Prospectus Supplement”) amends and supplements our Prospectus dated May 10, 2018 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-222967). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale of up to 750,002 of our common shares issuable upon exercise of certain outstanding warrants.

This Prospectus Supplement includes information from our Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on June 28, 2018.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

_______________

The date of this Prospectus Supplement is June 28, 2018.

Annual General Meeting Results

On June 28, 2018, Auris Medical Holding AG (“Auris Medical”) held an Extraordinary General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Ordinary Share Capital Increase

Auris Medical shareholders approved an ordinary share capital increase in accordance with the following provisions:

1.	Increase of the share capital from CHF 122,347.76 by up to CHF 360,000.00 to a maximum of CHF 482,347.76, through the issuance of up to 18,000,000 new fully paid-in registered shares with a nominal value of CHF 0.02 each.

2.	The issue price of such up to 18,000,000 new registered shares will be determined by the Board of Directors in light of market conditions at the time of the issuance. The registered shares to be issued will be entitled to dividends as of the registration of the share capital increase in the commercial register.

3.	The new registered shares to be issued will convey no preferential rights.

4.	The contributions for the new registered shares to be issued will be made in cash or by set-off.

5.	The shareholders’ pre-emptive rights are excluded, and the Board of Directors shall be entitled to allocate such pre-emptive right to selected investors (or underwriting banks, respectively) in a public offering or a private placement.

6.	The Board of Directors shall execute the capital increase and record the same with the competent commercial register within three months.

Agenda Item 2: Changes to the Articles of Association

Auris Medical shareholders approved an increase in the authorized share capital to a maximum of CHF 193,503.50 through the issuance of not more than 9,675,175 registered shares by amendment of Article 3a para. 1 of the Articles of Association.

Auris Medical shareholders approved an increase in the conditional share capital for financing purposes to a maximum of CHF 175,203.50 through the issuance of not more than 8,760,175 registered shares by amendment of Article 3b para. 1 of the Articles of Association.